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                 August 24, 2021

       Richard M. Adams
       Chief Executive Officer
       United Bankshares, Inc.
       500 Virginia Street, East
       Charleston, WV 25301

                                                        Re: United Bankshares,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 20,
2021
                                                            File No. 333-258967

       Dear Mr. Adams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance